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                                                            EXHIBIT 6


                              Robert W. Foster, Jr., FSA, MAAA, CLU, ChFC
                              Director and Actuarial Manager
                              Individual Life/Annuity Products
                              Operations Department 2 East
                              615-316-7103
                              615-316-7126 (Fax)



March __, 1997



Board of Directors
Valley Forge Life Insurance Company
CNA Plaza, 435
Chicago, Illinois  60685




Directors:




In my capacity as Director and Actuarial Manager of Valley Forge Life Insurance Company (the "Company"), I have provided actuarial advice concerning and participated in the design of the Company's flexible premium variable life insurance contract (the "Contracts"). I also have provided actuarial advice concerning the preparation of Post Effective Amendment number 1 to a registration statement on Form S-6 (File No. 33-01949) for filing with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, in connection with the Contracts.


It is my professional opinion that:

1. The "sales load" as defined in paragraph (c) (4) of Rule 6e-3(T) under the Investment Company Act of 1940, as amended, (as such definition would be modified by the issuance of an SEC exception for which the company has applied to permit deductions of 1.2% of premiums to cover the Company's federal income tax costs attributable to premiums), will not exceed 9% of the sum of the guideline annual premiums that would be paid during the period equal to the lesser of 20 years or the life expectancy of the insured based on the appropriate 1980 Commissioners Standard Ordinary Mortality Table.

2. During the first two Contract years, such "sales load" will not exceed the sum of: (a) 30% of aggregate premium payments up to one guideline annual premium, plus (b) 10% of each premium payment made in excess of one guideline annual premium but less than or equal to two guideline annual premiums, plus (c) 9% of each premium payment made in excess of two guideline annual premiums.

3. The 1.25% federal tax charge for deferred acquisition costs is reasonable to cover the increased cost incurred by the company as a result of the enactment of Section 848 of the Internal Revenue Code of 1986, as amended. In addition, using a 10% rate of return of capital is reasonable in


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computing the federal tax charge, and the assumptions upon which this rate is based, are appropriate for the company's life insurance products.

4. The illustrations of contract values, surrender values, death benefits and accumulated premium payments in the prospectus contained in the registration statement, are based on the assumptions stated in the illustrations, and are consistent with provisions of the Contracts. The rate structure of the Contracts has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be more favorable to prospective purchasers of Contracts age 45, in the rate classes illustrated, than to prospective purchasers of Contracts, for males or females, at other ages and rate classes.

5. The information contained in the example in the Appendix is based on the assumptions stated in the examples, and is consistent with provisions of the contracts.


     I hereby consent to the filing of this opinion as an exhibit to the Post Effective Amendment number 1 of the registration statement and to the inclusion of my name under the heading "Expects" in the Prospectus.



Sincerely,



S/ROBERT W. FOSTER, JR.


Robert W. Foster, Jr., FSA, MAAA, CLU, ChFC
Director and Actuarial Manager
Individual Life/Annuity Products